VENABLE LLP
8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707
Telephone 703-760-1600
Facsimile 703-821-8949
www.venable.com

Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

04046330

82-34813

November 29, 2004

RECEIVED
2004 NOV 30 A 10:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filing of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Press Release: Pharmaxis Secures US Patent for Multiple Sclerosis Treatment (filed November 26, 2004)

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes / fwb

Elizabeth R. Hughes

dlw 11/30

Enclosures

cc: David McGarvey

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

DC3/189084v1

pharmaxis

ASX/ Media release **26 November 2004**

Pharmaxis secures US patent for multiple sclerosis treatment

Pharmaxis (ASX:PXS) has extended the intellectual property protection for its autoimmune disease research, with the grant of a patent by the United States Patent and Trademark Office for a potential new treatment for multiple sclerosis.

This is one of Pharmaxis' portfolio of 26 patents and patent applications in the USA, Europe, Australia and worldwide, which includes patents covering asthma and COPD for Aridol™ and Bronchitol™. It is consistent with the company's intellectual property policy of identifying new research outcomes and protecting its commercial interest.

Pharmaxis chief executive officer, Alan Robertson said the granting of the US patent was an important commercial milestone, and testament to the company's innovative approach to treating autoimmune disease.

"This patent protects our intellectual property, and provides market exclusivity in the world's most important pharmaceutical market," he said.

The patent relates to a series of molecules that inhibit immune cell trafficking which are expected to assist treatment of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis.

Multiple sclerosis is a chronic disease of the central nervous system and affects about 1.1 million people in the developed world, including 15,000 Australians. Although treatments aimed at delaying the progression of the disease exist, there is no cure.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer

Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Released through:

Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.

About the Patent

The following information is provided in accord with the ASX and AusBiotech draft Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies.

Title of patent	Novel Compounds and Methods
PCT number	PCT/AU01/00831
Priority date	11 July 2000
Status in key territories	Australia – pending Canada – pending Europe – pending New Zealand – granted USA – granted
Filing Date	11 July 2001
Assignee	Pharmaxis Ltd

About Multiple Sclerosis

Multiple sclerosis (MS) is a chronic, debilitating disease of the central nervous system (CNS). Fifteen thousand Australians are currently living with MS.

The disease usually begins between the ages of 20 to 40 and, although it may significantly compromise quality of life, most affected people have a normal life expectancy. Furthermore, most people with MS do not become severely disabled, although the disease can, in its most severe form, cause part or complete paralysis, leaving a person unable to speak, write or walk.

The progression, symptoms and severity of the disease vary greatly from person to person. However most affected people experience unpredictable symptom 'attacks' or 'flare-ups', followed by periods of remission.

There is no cure available for MS. Current treatments aim to improve recovery from attacks, to prevent or reduce the number of relapses and to halt disease progression. To date, the major treatments have concentrated on relieving symptoms rather than addressing the underlying cause of the disease. However these treatments have minimal effectiveness, cause side effects and are administered by injection, which is often painful. Pharmaxis is dedicated to developing products to treat this debilitating disease.